SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Stitch Fix, Inc.

(Name of Issuer)

Class A common stock, par value $0.00002 per share

(Title of Class of Securities)

860897107

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Steven Anderson
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 24,622,309(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 24,622,309(1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,622,309(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 36.97%(2)(3)(4)
12.	Type of Reporting Person (see instructions) IN

(1)

Represents (i) 16,157,915 shares of Class B common stock held directly by Baseline Ventures 2009, LLC, (ii) 7,921,083 shares of Class B common stock held directly by Baseline Increased Exposure Fund, LLC, (iii) 277,911 shares of Class B common stock held directly by Baseline Cable Car, LLC and (iv) 265,400 shares of Class B common stock held directly by Baseline Encore, L.P. Baseline Ventures 2009 Associates, LLC is the general partner of Baseline Ventures 2009, LLC; Baseline Increased Exposure Fund Associates, LLC is the general partner of Baseline Increased Exposure Fund, LLC; and Baseline Encore Associates, LLC is the general partner of Baseline Encore, L.P. The reporting person is the sole member of Baseline Ventures 2009 Associates, LLC, Baseline Increased Exposure Fund Associates, Baseline Encore Associates, LLC and Baseline Cable Car, LLC.

(2)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(3)

The percent of class was calculated based on 41,985,380 shares of Class A common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018).

(4)

The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 24,622,309 shares of Class B common stock held by the reporting person represent 39.87% of the aggregate combined voting power of the Class A common stock and Class B common stock based on (i) 41,985,380 shares of Class A common stock and (ii) 57,552,608 shares of Class B common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018).

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Baseline Ventures 2009, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 16,157,915(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 16,157,915(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,157,915(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 27.79%(1)(2)(3)
12.	Type of Reporting Person (see instructions) OO

(1)	Represents 16,157,915 shares of Class B common stock held directly by Baseline Ventures 2009, LLC.
(2)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(3)

The percent of class was calculated based on 41,985,380 shares of Class A common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018).

(4)

The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 16,157,915 shares of Class B common stock held by the reporting person represent 26.17% of the aggregate combined voting power of the Class A common stock and Class B common stock based on (i) 41,985,380 shares of Class A common stock and (ii) 57,552,608 shares of Class B common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018).

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Baseline Increased Exposure Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 7,921,083(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,921,083(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,921,083(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 15.87%(1)(2)(3)
12.	Type of Reporting Person (see instructions) OO

(1)	Represents 7,921,083 shares of Class B common stock held directly by Baseline Increased Exposure Fund, LLC.
(2)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(3)

The percent of class was calculated based on 41,985,380 shares of Class A common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018).

(4)

The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 7,921,083 shares of Class B common stock held by the reporting person represent 12.83% of the aggregate combined voting power of the Class A common stock and Class B common stock based on (i) 41,985,380 shares of Class A common stock and (ii) 57,552,608 shares of Class B common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018).

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Baseline Cable Car, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 277,911(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 277,911(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 277,911(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.66%(1)(2)(3)
12.	Type of Reporting Person (see instructions) OO

(1)	Represents 277,911 shares of Class B common stock held directly by Baseline Cable Car, LLC.
(2)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(3)

The percent of class was calculated based on 41,985,380 shares of Class A common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018).

(4)

The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 277,911 shares of Class B common stock held by the reporting person represent 0.45% of the aggregate combined voting power of the Class A common stock and Class B common stock based on (i) 41,985,380 shares of Class A common stock and (ii) 57,552,608 shares of Class B common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018).

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Baseline Encore, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 265,400(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 265,400(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 265,400(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.63%(1)(2)(3)
12.	Type of Reporting Person (see instructions) PN

(1)	Represents 265,400 shares of Class B common stock held directly by Baseline Encore, L.P.
(2)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(3)

The percent of class was calculated based on 41,985,380 shares of Class A common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018).

(4)

The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 265,400 shares of Class B common stock held by the reporting person represent 0.43% of the aggregate combined voting power of the Class A common stock and Class B common stock based on (i) 41,985,380 shares of Class A common stock and (ii) 57,552,608 shares of Class B common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018).

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Baseline Ventures 2009 Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 16,157,915(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 16,157,915(1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,157,915(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 27.79%(1)(2)(3)(4)
12.	Type of Reporting Person (see instructions) OO

(1)	Represents 16,157,915 shares of Class B common stock held directly by Baseline Ventures 2009, LLC. Baseline Ventures 2009 Associates, LLC is the general partner of Baseline Ventures 2009, LLC.
(2)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(3)

The percent of class was calculated based on 41,985,380 shares of Class A common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018).

(4)

The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 16,157,915 shares of Class B common stock held by the reporting person represent 26.17% of the aggregate combined voting power of the Class A common stock and Class B common stock based on (i) 41,985,380 shares of Class A common stock and (ii) 57,552,608 shares of Class B common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018).

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Baseline Increased Exposure Fund Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 7,921,083(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,921,083(1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,921,083(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 15.87%(1)(2)(3)(4)
12.	Type of Reporting Person (see instructions) OO

(1)

Represents 7,921,083 shares of Class B common stock held directly by Baseline Increased Exposure Fund, LLC. Baseline Increased Exposure Fund Associates, LLC is the general partner of Baseline Increased Exposure Fund, LLC.

(2)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(3)

The percent of class was calculated based on 41,985,380 shares of Class A common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018).

(4)

The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 7,912,083 shares of Class B common stock held by the reporting person represent 12.83% of the aggregate combined voting power of the Class A common stock and Class B common stock based on (i) 41,985,380 shares of Class A common stock and (ii) 57,552,608 shares of Class B common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018).

CUSIP No. 860897107	13G

1.	Names of Reporting Persons Baseline Encore Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 265,400(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 265,400(1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 265,400(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.63%(1)(2)(3)(4)
12.	Type of Reporting Person (see instructions) OO

(1)	Represents 265,400 shares of Class B common stock held directly by Baseline Encore, L.P. Baseline Encore Associates, LLC is the general partner of Baseline Encore, L.P.
(2)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(3)

The percent of class was calculated based on 41,985,380 shares of Class A common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018).

(4)

The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 265,400 shares of Class B common stock held by the reporting person represent 0.43% of the aggregate combined voting power of the Class A common stock and Class B common stock based on (i) 41,985,380 shares of Class A common stock and (ii) 57,552,608 shares of Class B common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018).

Item 1(a).	Name of Issuer: Stitch Fix, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1 Montgomery Street

Suite 1500

San Francisco, CA 94104

Item 2(a).	Name of Person Filing:

Steven Anderson

Baseline Ventures 2009, LLC

Baseline Increased Exposure Fund, LLC

Baseline Encore, L.P.

Baseline Cable Car, LLC

Baseline Ventures 2009 Associates, LLC

Baseline Increased Exposure Fund Associates, LLC

Baseline Encore Associates, LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Baseline Ventures

7250 Redwood Boulevard

Suite 300 – PMB # 023

Novato, CA 94945

Item 2(c).	Citizenship:

All entities were organized in Delaware. Mr. Anderson is United States citizen.

Item 2(d).	Title of Class of Securities: Class A common stock

Item 2(e).	CUSIP Number: 860897107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____________

Item 4.	Ownership

The following information with respect to the ownership of Class A common stock by the Reporting Person filing this statement on Schedule 13G is provided as of December 31, 2018:

Reporting Person	Class A common stock Held Directly	Class B common stock Held Directly	(a) Amount Beneficially Owned	(b) Percent of Class	(c) Number of shares as to which such person has:
					(i) Sole Voting Power	(ii) Shared Voting Power	(iii) Sole Dispositive Power	(iv) Shared Dispositive Power
Steven Anderson(1)(2)(3)	0	24,622,309	24,622,309	36.97%	24,622,309	0	24,622,309	0
Baseline Ventures 2009, LLC (2)(4)	0	16,157,915	16,157,915	27.79%	16,157,915	0	16,157,915	0
Baseline Increased Exposure Fund, LLC (2)(5)	0	7,921,083	7,921,083	15.87%	7,921,083	0	7,921,083	0
Baseline Cable Car, LLC (2)(6)	0	277,911	277,911	0.66%	277,911	0	277,911	0
Baseline Encore, L.P. (2)(7)	0	265,400	265,400	0.63%	265,400	0	265,400	0
Baseline Ventures 2009 Associates, LLC (2)(4)	0	16,157,915	16,157,915	15.87%	16,157,915	0	16,157,915	0
Baseline Increased Exposure Fund Associates, LLC (2)(5)	0	7,921,083	7,921,083	15.87%	7,921,083	0	7,921,083	0
Baseline Encore Associates, LLC (2)(7)	0	265,400	265,400	0.63%	265,400	0	265,400	0

(1)

Represents (i) 16,157,915 shares of Class B common stock held directly by Baseline Ventures 2009, LLC, (ii) 7,921,083 shares of Class B common stock held directly by Baseline Increased Exposure Fund, LLC, (iii) 277,911 shares of Class B common stock held directly by Baseline Cable Car, LLC and (iv) 265,400 shares of Class B common stock held directly by Baseline Encore, L.P. Baseline Ventures 2009 Associates, LLC is the general partner of Baseline Ventures 2009, LLC, Baseline Increased Exposure Fund Associates, LLC is the general partner of Baseline Increased Exposure Fund, LLC and Baseline Encore Associates, LLC is the general partner of Baseline Encore, L.P. The reporting person is the general partner of Baseline Ventures 2009 Associates, LLC, Baseline Increased Exposure Fund Associates, Baseline Encore Associates, LLC and Baseline Cable Car, LLC.

(2)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.

(3)

The percent of class was calculated based on 41,985,380 shares of Class A common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018). The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 24,622,309 shares of Class B common stock held by the reporting person represent 39.87% of the aggregate combined voting power of the Class A common stock and Class B common stock based on (i) 41,985,380 shares of Class A common stock and (ii) 57,552,608 shares of Class B common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018).

(4)

The percent of class was calculated based on 41,985,380 shares of Class A common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018). The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 16,157,915 shares of Class B common stock held by the reporting person represent 26.17% of the aggregate combined voting power of the Class A common stock and Class B common stock based on (i) 41,985,380 shares of Class A common stock and (ii) 57,552,608 shares of Class B common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018).

(5)

The percent of class was calculated based on 41,985,380 shares of Class A common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018). The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 7,912,083 shares of Class B common stock held by the reporting person represent 12.83% of the aggregate combined voting power of the Class A common stock and Class B common stock based on (i) 41,985,380 shares of Class A common stock and (ii) 57,552,608 shares of Class B common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018).

(6)

The percent of class was calculated based on 41,985,380 shares of Class A common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018). The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 277,911 shares of Class B common stock held by the reporting person represent 0.45% of the aggregate combined voting power of the Class A common stock and Class B common stock based on (i) 41,985,380 shares of Class A common stock and (ii) 57,552,608 shares of Class B common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018).

(7)

The percent of class was calculated based on 41,985,380 shares of Class A common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018). The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 265,400 shares of Class B common stock held by the reporting person represent 0.43% of the aggregate combined voting power of the Class A common stock and Class B common stock based on (i) 41,985,380 shares of Class A common stock and (ii) 57,552,608 shares of Class B common stock outstanding as of December 4, 2018 (as reported in the Issuer’s Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on December 11, 2018).

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

INDEX TO EXHIBITS

Exhibit Number	Exhibit

99.1	Joint Filing Agreement

99.2	Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

BASELINE VENTURES 2009, LLC		BASELINE VENTURES 2009 ASSOCIATES, LLC
By:	Baseline Ventures 2009 Associates, LLC, its General Partner

By:	/s/ Stephanie Malkowski	By:	/s/ Stephanie Malkowski
	Name: Stephanie Malkowski		Name: Stephanie Malkowski
	Title: Attorney-in-Fact		Title: Attorney-in-Fact

BASELINE ENCORE L.P.		BASELINE ENCORE ASSOCIATES, LLC
By:	Baseline Encore Associates, LLC,
	its General Partner	By:	/s/ Stephanie Malkowski
Name: Stephanie Malkowski
Title: Attorney-in-Fact

By:	/s/ Stephanie Malkowski
Name: Stephanie Malkowski
Title: Attorney-in-Fact

BASELINE INCREASED EXPOSURE FUND, LLC		BASELINE INCREASED EXPOSURE FUND ASSOCIATES, LLC
By:	Baseline Increased Exposure Fund Associates, LLC,
	its General Partner	By:	/s/ Stephanie Malkowski
Name: Stephanie Malkowski
Title: Attorney-in-Fact

By:	/s/ Stephanie Malkowski
Name: Stephanie Malkowski
Title: Attorney-in-Fact

BASELINE CABLE CAR, LLC		STEVEN ANDERSON

By:	/s/ Stephanie Malkowski	By:	/s/ Stephanie Malkowski
	Name: Stephanie Malkowski		Name: Stephanie Malkowski, as Attorney-in-Fact
Title: Attorney-in-Fact